DENTONIA RESOURCES LTD
TSX-V : DTA
Suite #615 – 700 West Pender Street, Vancouver, BC, V6C 1G8
Tel: (604) 682-1141; Fax: (604) 682-1144
Website: www.dentonia.net; Email: dentonia@telus.net

File #82-627

[redacted]

October 24, 2008

08005646

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549

SUPPL

RECEIVED 2008 OCT 30 P 1:52

Dear Sirs/Mesdames:

Re: News Release dated October 24, 2008

Enclosed is a copy of our News Release dated October 24, 2008 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

PROCESSED
NOV 04 2008
THOMSON REUTERS

Deanna L. Sauvé
Corp. Admin.

Enclosure

10/31

DENTONIA RESOURCES LTD

TSX-V: DTA

615 – 700 West Pender Street, Vancouver, BC, V6C 1G8
Tel: (604) 682-1141; Fax: (604) 682-1144
Website: www.dentonia.net; Email: dentonia@telus.net

October 24, 2008

For Immediate Release

IS THE "VISIONARY NEW MINING METHOD" APPLICABLE TO THE LAKE BASED DO27 KIMBERLITE PIPE AT LAC DE GRAS?

Dentonia Resources Ltd. ("Dentonia") refers to an article written by Will Purcell, which appeared in Stockwatch on October 17, 2008 under the heading "Archon Still a Buffer Believer".

The pertinent parts of this article read:

> *"Archron is now touting what it calls "a visionary new mining method, particularly suited for lake-based pipes," which BHP will be testing on one of the core Ekati pipes this winter. That unidentified pipe does not lie under Lac de Gras, but it does lie beneath a smaller lake that would otherwise have to be drained, which is also a costly exercise.*
>
> *Neither Archon or BHP are expounding on what the new mining method might be, but one group thinks is has a novel approach to mining lake-based pipes in Canada's North. Marine and Mineral Projects (MMP) is a South Africa-based marine engineering company specializing in developing marine mining equipment using underwater crawlers.*
>
> *De Beers uses the equipment to mine diamonds from gravel off the coast of South Africa, and MMP is working on adapting the crawlers for use in mining Arctic kimerlites. Operators would remotely control the 250-tonne crawlers, which would cut into the kimberlite and render it into sufficiently small chunks to be pumped to the surface.*
>
> ***The Encouragement***
>
> *Whatever the new mining method, controlling both capital and operating costs at Jay will be vital. The pipe spans just over 12 hectares at the surface and could contain between 40 and 70 million tones of kimberlite. The grade is about two carats per tonne, but the average diamond value is about $40 (US) per carat at last report.*
>
> *That works out to a gross value of about $80 per tonne for the Jay kimberlite, and the partners would normally face a big struggle to get the operating costs significantly below that figure."*

. . . 2

The DO27 kimberlite is located 300kms north-northeast of the City of Yellowknife and is within a few kilometers of the Diavik Diamond Mine, NWT, Canada.

The DO27 kimberlite is currently owned as follows:

Peregrine Diamonds Ltd. (Peregrine)	71.849%
Archon Minerals Inc. (Archon)	17.509%
DHK Diamonds Inc. (DHK)	10.643%
	100.001%

DHK is collectively owned by the following TSX Venture listed companies:

Dentonia Resources Ltd. (Dentonia)	43.37%
Horseshoe Gold Mining Inc. (Horseshoe)	13.26%
Kettle River Resources Ltd. (Kettle River)	43.37%

The DO27 kimberlite is subject to a 1.8% gross overriding royalty. The DO27 is covered by a shallow lake and has an approximate surface area of 9 hectares, with an indicated resource, to a depth of 250m as follows:

"DO27 Mineral Resources

	Tonnes (1,000,000's)	***Carats (1,000,000's)***	***Grade (cpt)***
Indicated Resources	***19.5***	***18.2***	***0.94***

AMEC has also identified a 6.5 – 8.5 Mt of potential mineral deposits grading in the range of 0.9 – 1.0 cpt beneath the Indicated Resource. The potential quantity and grade of the DO27 potential mineral deposit is conceptual in nature and there has been insufficient exploration to define a mineral resource. It is uncertain whether additional exploration will result in the target being delineated as a mineral resource."

The above estimate confirms Kennecott's estimate of 1994. To quote from their report dated November 1994: *"The probable and possible geological resources, estimated to a depth of 300m for the pyroclastic phase* [main lobe] *of the DO27 kimberlite, is 22,678,099 tonnes."*

A valuation of the diamonds recovered from the DO27 in 2005, 2006 and 2007 was carried out in 2007 by WWW International Diamond Consultants Ltd. and is summarized as follows:

. . . 3

"Summary of WWW Diamond Valuations for DO27

Bulk Sampling Program	***Weight of Valuation Sample (Carats)*** [(1)]	***Largest Diamonds (Carats)***	***"Base Case" Diamond Price Model (US$/Carat)***[(2)]	***"High" Diamond Price Model (US$/Carat)***[(2)]	***"Low" Diamond Price Model (US$/Carat)***[(2)]
2007	*1,566*	*9.45, 7.03, 6.03, 5.17, 4.84, 4.35, 4.19*	*$52.00*	*$72.00*	*$39.00*
2006/2005	*509*[(3)]	*7.11, 3.91, 2.34*	*$46.00*	*$62.00*	*$41.00*
Combined	*2,075*[(4)]		*$51.00*	*$70.00*	*$43.00*

(1) Sample weights represent the total carat weight of diamonds presented for valuation following the combination of individual sub-samples and after acid cleaning.
(2) As determined by WWW International Diamond Consultants Ltd.
(3) Values from the WWW October 2006 price book as reported by Peregrine on November 6, 2006
(4) The combined sample was re-valued and modeled based on the WWW October 31, 2007 price book.

WWW believes it is highly unlikely that the modeled average price will be lower than the minimum values and that the high values should not be considered maximum values. The modeled average price is extremely sensitive to the value of large diamonds so there is a high degree of uncertainty in the modeled value of the larger stones that would be expected in a production scenario."

At this stage, all studies relating to the mining of the DO27 kimberlite were based on a conventional open pit operation, either as a "stand-alone" or as a "scrub only" operation, with an assumed through-put of one million to two million tonnes a year. In the case of the "scrub only" operation, the recovery of the diamonds is to be carried out by one of the nearby diamond plants, subject to a toll fee.

In either case, the net present value (NPV) under current conditions was negative; ranging from -$382 million to -$161 million.

With the recent decline of the Canadian dollar against the US dollar, better results may be obtained. Instead of a $CND70ct, a value of $CND80ct is more likely, and with the mining method suggested in Will Purcell's article, and if applicable to the DO27 kimberlite, this pipe may be commercial with a positive NPV.

The relative low value of the DO27 diamonds is due to the smallness of the diamonds recovered to date, a parcel of less than 2,075cts, from the main lobe or pyroclastic lobe.

. . . 4

In a report prepared for Dentonia by Felix V. Kamisky, Ph.D, P.Geo., dated November 1999, he noted:

> *"The proportion of nitrogen-free diamonds in the DO27 pipe (5%) is higher than average relative abundances of nitrogen-free diamonds in the majority of known kimberlite pipes, which most commonly vary from 0% to 1%. In general, the distribution of nitrogen impurity centers in diamonds from the DO27 pipe is similar to the Premier pipe (South Africa), although the proportion of nitrogen-free crystals in the Premier pipe diamonds is considerably higher (varying between 10% and 10%)."* [The Premier pipe is known for large gem quality diamonds.]

The diamond studied by Dr. Felix Kamisky came from the 1994 bulk sample and primarily from the north-eastern lobe and not from the pyroclastic or main lobe of the DO27, suggesting that in a larger parcel of diamonds, or during production, larger diamonds of gem quality than indicated by the bulk samples to date may be recovered.

FOR FURTHER INFORMATION CONTACT

Adolf A. Petancic
President

END